13 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 335,000 RELX PLC ordinary shares at a price of 1227.1950p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 80,032,280 ordinary shares in treasury, and has 1,096,774,127 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 16,152,500 shares.

RELX NV announces that today, it purchased (through UBS Limited) 298,300 RELX NV ordinary shares at a price of €14.8877 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 71,634,694 ordinary shares in treasury, and has 977,376,209 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 14,521,300 shares.